Exhibit 99.1

SINGAPORE (July 25, 2025) - Karooooo Limited (NASDAQ: KARO) (“Karooooo” or “The Company”) today held its Annual General Meeting of Shareholders.

There were 30,893,300 ordinary shares in issue as at the date of the AGM. In accordance with the constitution of the Company, two members present or represented at the AGM constitutes a quorum. We confirm that a quorum was present at the AGM.

Shareholders voted on all the resolutions relating to the ordinary business and all the resolutions relating to the special business as set out in the notice of the AGM, dated June 27, 2025. All resolutions were duly passed.

Each ordinary share carries one vote. Details of all votes validly cast at the AGM are set out below:

Resolution number and details		For(1) Number of shares	Against(1) Number of shares	Abstentions(1) Number of shares	Shares Voted
Routine Business		%	%	%	%(2)
1.	To receive and adopt the Directors’ Statement, the Auditors’ Report and the Audited	21,595,994	911	7,103
	Financial Statements of the Company for the financial year ended February 28, 2025.	99.97	0.00	0.03	69.91
2.	To re-appoint Mrs SK Lim, who retires pursuant to Regulation 89 of the Constitution of the Company, as Director of the Company	21,597,142	5,520		1,346
		99.96	0.03	0.01	69.91
3.	To approve the remuneration of Non-executive Directors of the Company from time to time during the year ending February 28, 2026 in accordance with the following annual fee rates as may be relevant to each Non-executive Director: (i) Chairman’s/Lead Independent Directors’ fee of SGD62,500; (ii) Director’s fee of
	SGD42,000; (iii) Audit Committee Chairman’s fee of SGD31,000; (iv) Compensation Committee Chairman’s fee of SGD17,000; (v) Audit Committee member’s fee of	21,560,730	37,647	5,631
	SGD20,500; and (vi) Compensation Committee member’s fee of SGD11,500.	99.8	0.17	0.03	69.79
4.	To re-appoint Deloitte & Touche LLP (located in Singapore) and Deloitte & Touche (located in South Africa) as the auditors of the Company for the financial year ending February 28, 2026 and to empower the Directors to fix the auditors’	21,600,558	1,975	1,475
	remuneration in their absolute discretion.	99.98	0.01	0.01	69.92

Special business
5.	To authorize the Directors to purchase or otherwise acquire issued ordinary shares in	21,469,406	131,888	2,714
	the capital of the Company.	99.38	0.61	0.01	69.49
6.	To authorize the Directors to issue and allot shares.	20,596,526	1,004,755	2,727
		95.34	4.65	0.01	66.67

Notes:

(1)	The calculation of the percentage of votes cast in favour of, or against, the resolution includes abstained votes.

(2)	Shares Voted is calculated as all the votes cast for, against, or abstained as applicable, divided by the total eligible votes.

For more information, visit www.karooooo.com.

Investor Relations Contact: IR@karooooo.com.